UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934

Shanghai Century Acquisition Corporation
(Name of Issuer)

Common Stock, par value $0.0005 per share
(Title of Class of Securities)

G80637104
(CUSIP Number)

Magnús Jónsson Atorka Group hf. Hlídasmári 1, 201 Kópavogur Iceland Tel: + 354 540 6200	Copy to: A. Peter Harwich Allen & Overy LLP 1221 Avenue of the Americas New York, New York 10020 +1-212-610-6300

(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications)

July 13, 2007
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐.

CUSIP No. G80637104

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

Atorka Group hf.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐
3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION

Republic of Iceland
	7	SOLE VOTING POWER

		1,141,300
NUMBER OF	8	SHARED VOTING POWER
SHARES
BENEFICIALLY		0
OWNED BY	9	SOLE DISPOSITIVE POWER
EACH REPORTING
PERSON WITH		0
	10	SHARED DISPOSITIVE POWER

		0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,141,300
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

6.52%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

CO

ITEM 1.   SECURITY AND ISSUER

This statement relates to the common stock, par value $0.0005 per share (the Common Stock), of Shanghai Century Acquisition Corporation, a corporation organized and existing under the laws of the Cayman Islands (the Issuer). The principal executive offices of the Issuer are located at 23rd Floor, Shun Ho Tower, 24 - 30 Ice House Street, Central, Hong Kong SAR, China.

ITEM 2.   IDENTITY AND BACKGROUND

(a) - (c), (f) This statement is filed on behalf of Atorka Group hf. (Atorka). Atorka is a company organized under the laws of the Republic of Iceland with its principal business address at Hlídasmári 1, 201 Kópavogur, Iceland.

Atorka is managed under the direction of its Board of Directors and Chief Executive Officer. The Board of Directors, comprising five members and two alternate members, is responsible for administering Atorka’s affairs and ensuring that Atorka’s organization and activities are in proper and acceptable order. The Chief Executive Officer undertakes the company’s daily operation with the support of the Managing Director under the policy, instructions and supervision of the Board of Directors.

The name, citizenship, address, principal occupation of each of the members of Atorka’s Board of Directors and executive officers are listed in Schedule A attached hereto.

(d) Neither Atorka, nor, to the best of its knowledge, any of Atorka’s executive officers or directors listed in Schedule A has, during the five years preceding the date of this Schedule 13D, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) Neither Atorka, nor, to the best of its knowledge, any of Atorka’s executive officers or director listed in Schedule A has, during the five years preceding the date of this Schedule 13D, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

Atorka purchased 312,500 shares of the Common Stock in the Issuer’s initial public offering on April 25, 2006 for an aggregate purchase price of $2,500,000. The remainder of the shares were purchased in the open market (shares purchased in the past sixty days are set forth in Item 5), and the amount of funds used in the purchases was approximately $7,782,176. All funds used in these purchases were derived from Atorka’s working capital.

ITEM 4.   PURPOSE OF TRANSACTION

Atorka’s purchase of the shares of the Common Stock as described herein was effected because of its belief that the Issuer represents an attractive investment based on the Issuer's business prospects and strategy. Depending on prevailing market, economic and other conditions, Atorka may from time to time acquire additional securities (including without limitation the Common Stock, units, warrants, or, if issued, other convertible debt securities or other debt or equity securities) of the Issuer, convert or exchange securities that it holds, engage in discussions with the Issuer concerning further acquisitions of securities of the Issuer or otherwise invest in the Issuer or one or more of its subsidiaries. Atorka intends to review its investment in the Issuer on a continuing basis and, depending upon the price and availability of the Issuer's securities, subsequent developments concerning the Issuer, the Issuer's business and prospects, other investment and business opportunities available to Atorka, general stock market and economic conditions, tax considerations and other factors considered relevant, may decide at any time to increase or decrease the size of its investment in the Issuer or to sell any or all of the securities of the Issuer that it holds.

Atorka is engaged in making investments in sound undertakings that operate in business sectors with unique potential for growth. In connection with that business, Atorka frequently seeks to make significant investments in the entities in which it invests, to engage in discussions with the management of the entities in which it invests and/or to seek to obtain representation on the board of directors of the entities in which it invests. Atorka may in the future seek to engage in discussions with management of the Issuer concerning the business, strategy and/or operations of the Issuer, concerning the possibility of a representative of Atorka becoming a member of the board of directors of the Issuer and/or concerning potential investments by Atorka in securities of the Issuer and/or its subsidiaries. Such discussions may relate to one or more of the transactions specified in clauses (a) through (j) of Item 4 of Schedule 13D.

Other than as set forth above, Atorka has no present plans or proposals which relate to or would result in any transaction, change or event specified in clause (a) through (j) of Item 4 of Schedule 13D.

ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER

(a) - (b) As of July 13, 2007, Atorka directly or indirectly beneficially owns 1,141,300 shares, or approximately 6.52%, of the Issuer’s Common Stock. The percentage owned by Atorka is calculated based on 17,500,000 shares of the Issuer’s Common Stock outstanding as reported in the quarterly report on Form 10-Q for the fiscal quarter ended March 31, 2007, which was filed with the SEC on May 14, 2007, which represents the most recent available public filing containing such information.

Atorka is also a holder of 713,000 units of redeemable warrants of the Issuer, issued in registered form under a redeemable warrant agreement between Continental Stock Transfer & Trust Company, as warrant agent, and the Issuer. Each warrant entitles Atorka to purchase one ordinary share of the Issuer at a price of $6.00. The warrants are not currently exercisable and would only become exercisable upon the Issuer’s completion of a stock exchange, asset acquisition or other similar business combination.

(c) The following chart sets forth Atorka’s purchase of the Issuer’s Common Stock in the past sixty days:

Party	Date of Purchase	Number of Shares Purchased	Price per share ($)	Where and How Effected
Atorka	July 13, 2007	284,000	8.181	Open market purchase
Atorka	June 15, 2007	50,000	8.477	Open market purchase
Atorka	June 11, 2007	33,000	8.299	Open market purchase
Atorka	June 8, 2007	58,000	8.466	Open market purchase
Atorka	June 7, 2007	58,300	8.422	Open market purchase
Atorka	June 5, 2007	56,500	8.327	Open market purchase
Atorka	June 4, 2007	62,100	8.335	Open market purchase
Atorka	May 30, 2007	100,000	7.996	Open market purchase

(d) To Atorka’s knowledge, no person other than Atorka has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities of the Issuer which are deemed to be beneficially owned by Atorka.

(e) Not applicable.

ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDING OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

There are no contracts, arrangements, understandings or relationships among the persons named in Item 2 and between such persons and any other person with respect to any securities of the Issuer

ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS

None

SIGNATURES

After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned hereby certifies as of July 13, 2007 that the information set forth in this statement is true, complete and correct.

Atorka Group hf.

By:	/s/ Magnús Jónsson
Name: Magnús Jónsson
Title: Chief Executive Officer

Schedule A

The name, citizenship, business address, and present principal occupation or employment of Atorka’s Board of Directors and executive officers are set forth below:

Name	Relationship to Atorka	Principal Occupation	Business Address	Citizenship
Magnús Jónsson	Chief Executive Officer	Chief Executive Officer, Atorka	Hlídasmári 1, 201 Kópavogur, Iceland	Republic of Iceland

Benedikt Olgeirsson	Managing Director	Managing director, Atorka	Hlídasmári 1, 201 Kópavogur, Iceland	Republic of Iceland

Thorsteinn Vilhelmsson	Chairman of the Board	Owner of Ránarborg ehf., an investment company	Hlídasmári 1, 201 Kópavogur, Iceland	Republic of Iceland

Hrafn Magnusson	Board member
Managing director, Icelandic Pension Funds Association (principal business: looking after and speaking for the interests of pension funds and their members and presenting their views to the authorities and other bodies)
			Saetun 1, 105 Reykjavik, Iceland	Republic of Iceland

Olafur Njall Sigurdsson	Board member	Managing Director of the Finance and Operations, Latibær ehf (principal business: artistic and literary creation and interpretation)	Lagmula 6, 108 Reykjavik, Iceland	Republic of Iceland

Örn Andrésson	Board member	Freelance Investor	Fannafold 51, 112 Reykjavik, Iceland	Republic of Iceland

Karl Axelsson	Board member	Partner, Lex Law Offices	Sundagordum 2, 104 Reykjavik, Iceland	Republic of Iceland

Magnus Gustafsson	Alternate board member	Consul General of Iceland in New York	800 Third Avenue, 36th floor, New York NY 10022	Republic of Iceland

Stefan Bjarnason	Alternate board member	Freelance investor	Hesthomrum 1, 112 Reykjavik, Iceland	Republic of Iceland